# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ASTRONICS CORP, CIK 0000008063
CUSIP: 046433108
Title of class of securities: Common Stock ($.01 par value)
Address of issuer's principal executive offices: 130 Commerce Way, -, East Aurora, New York (NY), 14052-2191
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001316622

## Reporting persons
- REDWOOD CAPITAL MANAGEMENT LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 225,893; sole dispositive power 0; shared dispositive power 225,893; aggregate amount beneficially owned 225,893 (0.7% of the class)
- Redwood Capital Management Holdings, LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 225,893; sole dispositive power 0; shared dispositive power 225,893; aggregate amount beneficially owned 225,893 (0.7% of the class)
- Double Twins K, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 225,893; sole dispositive power 0; shared dispositive power 225,893; aggregate amount beneficially owned 225,893 (0.7% of the class)
- KLIKSBERG RUBEN: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 225,893; sole dispositive power 0; shared dispositive power 225,893; aggregate amount beneficially owned 225,893 (0.7% of the class)

## Item 1. Issuer
Name of issuer: ASTRONICS CORP
Address of issuer's principal executive offices: 130 Commerce Way, East Aurora, New York 14052

## Item 2. Person Filing
Name of person filing:
REDWOOD CAPITAL MANAGEMENT LLC
Redwood Capital Management Holdings, LP
Double Twins K, LLC
Ruben Kliksberg
Address of principal business office or, if none, residence:
REDWOOD CAPITAL MANAGEMENT LLC
250 West 55th St., 26th Floor, New York, NY 10019

Redwood Capital Management Holdings, LP
250 West 55th St., 26th Floor, New York, NY 10019

Double Twins K, LLC
250 West 55th St., 26th Floor, New York, NY 10019

Ruben Kliksberg
250 West 55th St., 26th Floor, New York, NY 10019
Citizenship:
REDWOOD CAPITAL MANAGEMENT LLC - Delaware
Redwood Capital Management Holdings, LP - Delaware
Double Twins K, LLC - Delaware
Ruben Kliksberg - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
REDWOOD CAPITAL MANAGEMENT LLC - 225,893
Redwood Capital Management Holdings, LP - 225,893
Double Twins K, LLC - 225,893
Ruben Kliksberg - 225,893
Percent of class:
REDWOOD CAPITAL MANAGEMENT LLC - 0.7%
Redwood Capital Management Holdings, LP - 0.7%
Double Twins K, LLC - 0.7%
Ruben Kliksberg - 0.7%
Sole power to vote or to direct the vote:
REDWOOD CAPITAL MANAGEMENT LLC - 0
Redwood Capital Management Holdings, LP - 0
Double Twins K, LLC - 0
Ruben Kliksberg - 0
Shared power to vote or to direct the vote:
REDWOOD CAPITAL MANAGEMENT LLC - 225,893
Redwood Capital Management Holdings, LP - 225,893
Double Twins K, LLC - 225,893
Ruben Kliksberg - 225,893
Sole power to dispose or to direct the disposition:
REDWOOD CAPITAL MANAGEMENT LLC - 0
Redwood Capital Management Holdings, LP - 0
Double Twins K, LLC - 0
Ruben Kliksberg - 0
Shared power to dispose or to direct the disposition:
REDWOOD CAPITAL MANAGEMENT LLC - 225,893
Redwood Capital Management Holdings, LP - 225,893
Double Twins K, LLC - 225,893
Ruben Kliksberg - 225,893

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G Amendment No. 1 are directly owned by advisory clients of REDWOOD CAPITAL MANAGEMENT LLC. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Stock ($.01 par value).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- REDWOOD CAPITAL MANAGEMENT LLC: By: Redwood Capital Management Holdings, LP, its sole member, By: Double Twins K, LLC, its general partner, By: /s/ Ruben Kliksberg, Ruben Kliksberg / Managing Member (05/15/2025)
- Redwood Capital Management Holdings, LP: By: Double Twins K, LLC, its general partner, By: /s/ Ruben Kliksberg, Ruben Kliksberg / Managing Member (05/15/2025)
- Double Twins K, LLC: By: /s/ Ruben Kliksberg, Ruben Kliksberg / Managing Member (05/15/2025)
- KLIKSBERG RUBEN: By: /s/ Ruben Kliksberg, Ruben Kliksberg (05/15/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.
To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.